Press Release Source: Sanofi (EURONEXT: SAN) (NYSE: SNY)

Sanofi’s Toujeo® met main objective in head-to-head study versus insulin degludec

•	First head-to-head randomized clinical trial comparing the efficacy and safety of Toujeo (insulin glargine 300 Units/mL) versus insulin degludec

PARIS, FRANCE – December 4, 2017 – Sanofi’s Toujeo® met the primary study objective in the first large head-to-head clinical trial1, called BRIGHT study, comparing Toujeo with insulin degludec. Sanofi plans to provide full results in 2018.

The primary objective was to determine if the effect of Toujeo on blood sugar levels (HbA1c) was similar to insulin degludec. Secondary objectives included the percentage of patients experiencing adverse events, the total number of participants with low blood sugar events during the study and the rate at which low blood sugar events occurred. The study specifically followed 929 adults whose type 2 diabetes was previously uncontrolled on non-insulin medication.

“The most recently introduced long-acting insulins have already demonstrated significant blood glucose lowering benefit to adult patients with diabetes. From the perspective of physicians and patients, hypoglycemia remains a major limiting factor in effective blood sugar management in diabetes. We believe that these first comparative clinical data assessing similarity and difference not only in efficacy, but also in the important safety aspect, such as low blood sugar events, can support physicians in their treatment decisions,” said Riccardo Perfetti, Head of Global Diabetes Medical Team, Sanofi. “We look forward to release of the full results of the study.”

About the head-to-head study

The BRIGHT study included adults with type 2 diabetes who had failed to control their HbA1c with oral antihyperglycemic drugs (OADs) with or without a glucagon-like peptide-1 (GLP-1) receptor agonist.

Additional secondary endpoints included the percentage of participants requiring rescue therapy, safety, and patient-reported outcomes measured using the Diabetes Treatment Satisfaction Questionnaire (DTSQ, status version and change version) and the Hypoglycemic Attitudes and Behavior Scale.

References

1.	Sanofi, data on file: Insulin glargine 300 U/mL vs insulin degludec in insulin-naïve adults with T2DM: head-to-head trial design and rationale, NCT02738151, November 2017

About Sanofi

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Media Relations Contact Marion Breyer Tel. : +33 (0)1 53 77 46 46 mr@sanofi.com	Investor Relations Contact George Grofik Tel.: +33 (0)1 53 77 45 45 ir@sanofi.com

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